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Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
(“Sibanye
-Stillwater”,”the Company” and/or “the Group”)
Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709
Postal Address:
Private Bag X5 • Westonaria • 1780
Tel +27 11 278 9600 • Fax +27 11 278 9863
Website: www.sibanyestillwater.com
Exhibit 99.1
MARKET RELEASE
Dealings by Prescribed Officer
Johannesburg, 10 December 2020. Sibanye-Stillwater, (Tickers JSE: SSW and NYSE: SBSW) in
compliance with paragraphs 3.63 to 3.74 of the JSE Limited Listings Requirements, discloses the following:
Name
S Bessit
Position EVP: SA gold operations
Company Sibanye-Stillwater Limited
Nature of interest Direct and Beneficial
Nature of transaction On market sale of shares
Transaction Date 9 December 2020
Number of shares 30 000
Class of Security Ordinary
Market Price R56,00
Total Value R1 680 000
In terms of paragraph 3.66 of the Listings Requirements, the necessary clearance to deal in the above securities has been obtained.
Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations
Tel: +27 (0) 83 453 4014
Sponsor: J.P. Morgan Equities South Africa Proprietary Limited
Website:www.sibanyestillwater.com